Exhibit 99.1

Alithya reports continued performance improvement with record Gross Margin as a Percentage of Revenues and Adjusted EBITDA

Q4-2024 Highlights
•Revenues decreased 11.5% to $120.5 million, compared to $136.2 million for the same quarter last year. On a sequential basis, revenues increased by $0.1 million, from the third quarter of this year.
•83.9% of revenues were generated from clients which we had in the same quarter last year.
•Gross margin as a percentage of revenues(1) increased to 32.1%, compared to 29.9% for the same quarter last year. On a sequential basis, gross margin as a percentage of revenues increased, compared to 31.3% for the third quarter of this year.
•Gross margin decreased 4.9% to $38.7 million, compared to $40.7 million for the same quarter last year.
•Selling, general and administrative expenses decreased by $6.4 million, or 17.7%, to $29.6 million, compared to $36.0 million for the same quarter last year.
•Adjusted EBITDA(2) increased 0.4% to $10.5 million, for an Adjusted EBITDA Margin(2) of 8.7% of revenues, compared to $10.5 million, or an Adjusted EBITDA Margin of 7.7% of revenues, for the same quarter last year. On a sequential basis, Adjusted EBITDA increased by $1.0 million, from $9.5 million for the third quarter of this year.
•Net earnings was $2.3 million, or $0.02 per share, compared to a net loss of $20.0 million, or $0.21 per share, for the same quarter last year.
•Adjusted Net Earnings(2) increased by $1.1 million, or 21.1%, to $6.1 million, compared to $5.0 million for the same quarter last year. This translated into Adjusted Net Earnings per Share(2) of $0.06, compared to $0.05 for the same quarter last year.
•Net cash from operating activities was $9.7 million, representing an increase of $5.3 million, from $4.4 million for the same quarter last year.
•Q4 bookings(1) reached $133.9 million, which translated into a book-to-bill ratio(1) of 1.11. The book-to-bill ratio would be 1.27 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded.
•Backlog(1) represented approximately 16 months of trailing twelve-month revenues as at March 31, 2024.
•Signed 21 new clients.
F2024 Highlights
•Revenues decreased 6.0% to $491.1 million, compared to $522.7 million last year.
•Gross margin as a percentage of revenues increased to 30.4%, compared to 29.0% last year.
•Gross margin decreased 1.6% to $149.3 million, compared to $151.8 million last year.
•Selling, general and administrative expenses decreased by $4.9 million, or 3.9%, to $121.6 million, compared to $126.5 million last year.
•Adjusted EBITDA decreased 1.8% to $35.5 million, for an Adjusted EBITDA Margin of 7.2% of revenues, from $36.1 million, or an Adjusted EBITDA Margin of 6.9% of revenues, last year.
|1

Exhibit 99.1

•Net loss was $16.7 million, or $0.17 per share, compared to a net loss of $30.1 million, or $0.32 per share, last year.
•Adjusted Net Earnings decreased by $1.1 million, or 7.7%, to $13.6 million, compared to $14.7 million last year. This translated into Adjusted Net Earnings per Share of $0.14, compared to $0.16 last year.
•Net cash from operating activities was $15.7 million, representing a decrease of $13.3 million, or 45.7%, from $28.9 million last year.
•Fiscal 2024 bookings reached $480.5 million, which translated into a book-to-bill ratio of 0.98. The book-to-bill ratio would be 1.13 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded.
MONTREAL, CANADA (June 13, 2024) – Alithya Group inc. (TSX: ALYA) (“Alithya” or the “Company” or "our") reported today its results for the fourth quarter and fiscal 2024 ended March 31, 2024. All amounts are in Canadian dollars unless otherwise stated.
Summary of the financial results for the fourth quarter and for the twelve-month period:

Financial Highlights (in thousands of $, except for margin percentages)	F2024-Q4	F2023-Q4	F2024	F2023
Revenues	120,540	136,224	491,125	522,701
Gross Margin	38,747	40,732	149,310	151,774
Gross Margin as a percentage of revenues(%)(1)	32.1%	29.9%	30.4%	29.0%
Selling, general and administrative expenses	29,608	35,978	121,558	126,522
Selling, general and administrative expenses (%)(1)	24.6%	26.4%	24.8%	24.2%
Adjusted EBITDA(2)	10,504	10,463	35,471	36,122
Adjusted EBITDA Margin %(2)	8.7%	7.7%	7.2%	6.9%
Net Earnings (Loss)	2,298	(19,993)	(16,660)	(30,097)
Basic and Diluted Earnings (Loss) per Share	0.02	(0.21)	(0.17)	(0.32)
Adjusted Net Earnings(2)	6,055	5,001	13,608	14,742
Adjusted Net Earnings per Share(2)	0.06	0.05	0.14	0.16
(1)    These are other financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. See "Non-IFRS and Other Financial Measures" below.
(2)    These are non-IFRS financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. More information and quantitative reconciliations of Adjusted Net Earnings and Adjusted EBITDA to the most directly comparable IFRS measures are presented below under the caption “Non-IFRS and Other Financial Measures”. “Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
Quote by Paul Raymond, President and CEO, Alithya:
“Our fiscal 2024 fourth quarter was highlighted by ongoing progress in focusing on higher value services for our clients. This is reflected in the continued increase in our gross margin and Adjusted EBITDA, and reduced SG&A expenses. Our gross margin of 32.1 percent and Adjusted EBITDA margin of 8.7 percent represent new high-water marks for Alithya. I am particularly pleased with our team’s achievements in another quarter of solid bookings and sequential revenue increase. Our fourth quarter results demonstrate our ability to exercise operational efficiency during challenging global market conditions, which positions us well to begin our new three-year strategic plan. Our Q4 bookings were solid and we generated year over year revenue growth in the U.S. and in our international operations.
Overall, fiscal 2024 was a successful year of repositioning our brand, elaborating on our solutions and service offerings, and building up our global capabilities. We also continued to expand our geographic reach through an
|2

Exhibit 99.1

increased smart shoring footprint. Collectively, those efforts have contributed to broader appeal for our clients, many of whom turn to us as their trusted partner to assist with their digital transformations and adoption of emerging AI-driven solutions.
As we enter fiscal 2025, we are excited to launch a strategic plan that will diligently guide us over the next three years. Our new plan establishes targets for client, employee and investor initiatives. This plan will be reviewed in more detail at our next investor day scheduled in September 2024. From an investor perspective, our plan includes targets for both revenue and margin expansion. We target between 5 and 10 percent of annualized organic growth and 150 million dollars of acquisition-related revenue growth over the next three years. Our three-year objective is to also increase our Adjusted EBITDA margin from 8.7 percent, in Q4 fiscal 2024, to a range of 11 to 13 percent. We also target to increase our gross margins through the increased use of our AI and IP solutions, and by increasing the percentage of our business delivered from our smart shoring centers."
Fourth Quarter Results
Revenues
Revenues amounted to $120.5 million for the three months ended March 31, 2024, of which 83.9% was generated from clients which we had in the same quarter last year, representing a decrease of $15.7 million, or 11.5%, from $136.2 million for the three months ended March 31, 2023. On a sequential basis, revenues increased by $0.1 million, from the third quarter of this year.
Revenues in Canada decreased by $16.6 million, or 20.4%, to $64.6 million for the three months ended March 31, 2024, from $81.2 million for the three months ended March 31, 2023. The decrease in revenues was principally due to a reduction in information technology investments in the banking sector, and certain client projects reaching maturity compared to the same quarter last year. On a sequential basis, revenues in Canada decreased by $3.4 million, from $68.0 million for the third quarter of this year.
U.S. revenues increased by $1.1 million, or 2.4%, to $50.4 million for the three months ended March 31, 2024, from $49.3 million for the three months ended March 31, 2023, due primarily to organic growth in certain areas of the business, partially offset by an unfavorable US$ exchange rate impact of $0.2 million between the two periods. On a sequential basis, revenues in the U.S. increased by $3.3 million, from $47.1 million for the third quarter of this year.
International revenues decreased by $0.3 million, or 4.8%, to $5.5 million for the three months ended March 31, 2024, from $5.8 million for the three months ended March 31, 2023, mainly due to reduced activities in Australia.
Gross Margin
Gross margin decreased by $2.0 million, or 4.9%, to $38.7 million for the three months ended March 31, 2024, from $40.7 million for the three months ended March 31, 2023. Gross margin as a percentage of revenues increased to 32.1% for the three months ended March 31, 2024, from 29.9% for the three months ended March 31, 2023. On a sequential basis, gross margin as a percentage of revenues increased, from 31.3% for the third quarter of this year, despite the seasonal governmental employer benefits reset as at January 1, 2024.
In Canada, gross margin as a percentage of revenues increased, compared to the same quarter last year, mainly due to higher margin offerings, higher hourly billing rates, and a proportionally larger decrease in the use
|3

Exhibit 99.1

of subcontractors compared to permanent employees. On a sequential basis, gross margin as a percentage of revenues also increased compared to the third quarter of this year.
In the U.S., gross margin as a percentage of revenues increased, compared to the same quarter last year, as a result of higher utilization and improved project performance. On a sequential basis, gross margin as a percentage of revenues also increased, compared to the third quarter of this year.
International gross margin as a percentage of revenues increased compared to the same quarter last year, mainly as a result of higher utilization and improved project performance in France, partially offset by reduced activities in Australia, which historically had a higher gross margin. On a sequential basis, gross margin as a percentage of revenues also increased, compared to the third quarter of this year.
Selling, General and Administrative Expenses
Selling, general and administrative expenses totaled $29.6 million for the three months ended March 31, 2024, representing a decrease of $6.4 million, or 17.7%, from $36.0 million for the three months ended March 31, 2023. Selling, general and administrative expenses as a percentage of revenues amounted to 24.6% for the three months ended March 31, 2024, compared to 26.4% for the same period last year, driven mainly by decreases of $1.8 million in employee compensations costs, due to an ongoing review of Alithya's cost structure, $1.7 million in non-cash shared-based compensation expenses, $0.3 million in training costs, and a decrease of $2.7 million in expenses mainly related to a reduction in impairment of property and equipment and right-of-use assets from the same quarter last year, as part of Alithya's ongoing review of its real estate strategy following the integration of acquisitions and changes in working conditions in order to reduce the Company's footprint and realize synergies.

Adjusted EBITDA
Adjusted EBITDA amounted to $10.5 million for the three months ended March 31, 2024 and 2023. As explained above, decreased gross margin caused primarily by revenue decline was offset by decreased selling, general, and administrative expenses. Adjusted EBITDA Margin was 8.7% for the three months ended March 31, 2024, compared to 7.7% for the three months ended March 31, 2023.
Net Earnings (Loss)
Net earnings for the three months ended March 31, 2024 were $2.3 million, representing an increase of $22.3 million, from a net loss of $20.0 million for the three months ended March 31, 2023. The net earnings were driven by a decrease in selling, general and administrative expenses, including a $2.7 million reduction in expenses mainly related to impairment of property and equipment and right-of-use assets, decreased business acquisition, integration and reorganization costs, including a recovery of $3.8 million of the earn-out consideration related to the acquisition of Datum Consulting Group, LLC and its international affiliates (the “Datum Acquisition”), decreased amortization of intangibles and depreciation of property and equipment, and decreased net financial expenses, partially offset by decreased gross margin and increased income tax expense for the three months ended March 31, 2024, compared to the three months ended March 31, 2023. On a per share basis, this translated into basic and diluted net earnings per share of $0.02 for the three months ended March 31, 2024, compared to a net loss of $0.21 per share for the three months ended March 31, 2023.

|4

Exhibit 99.1

Adjusted Net Earnings
Adjusted Net Earnings amounted to $6.1 million for the three months ended March 31, 2024, representing an increase of $1.1 million, or 21.1%, from $5.0 million for the three months ended March 31, 2023. As explained above, decreased selling, general and administrative expenses, decreased depreciation of property and equipment and right-of-use assets, and decreased net financial expenses were partially offset by decreased gross margin and decreased income tax recovery. This translated into Adjusted Net Earnings per Share of $0.06 for the three months ended March 31, 2024, compared to $0.05 for the three months ended March 31, 2023.
Liquidity and Capital Resources
For the three months ended March 31, 2024, net cash from operating activities was $9.7 million, representing an increase of $5.3 million, or 119.6%, from $4.4 million for the three months ended March 31, 2023. The cash flows for the three months ended March 31, 2024 resulted primarily from the net earnings of $2.3 million, plus $5.8 million of non-cash adjustments to net earnings, consisting primarily of depreciation and amortization, net financial expenses, share-based compensation, and unrealized foreign exchange loss, partially offset by a recovery of contingent consideration from the earn-out settlement amount related to the Datum Acquisition, and deferred taxes, and $1.7 million in favorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended March 31, 2023 resulted primarily from the net loss of $20.0 million, plus $28.0 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, contingent consideration, impairment of property and equipment and right-of-use assets, share-based compensation, and net financial expenses, partially offset by deferred taxes, and $3.6 million in unfavorable changes in non-cash working capital items.
Favorable changes in non-cash working capital items of $1.7 million during the three months ended March 31, 2024 consisted primarily of a $5.9 million decrease in tax credits receivable, a $2.5 million decrease in unbilled revenues, a $2.3 million increase in deferred revenues, a $1.3 million increase in accounts payable and accrued liabilities, and a $0.2 million decrease in other assets, partially offset by a $9.6 million increase in accounts receivable and other receivables and a $0.9 million increase in prepaids. For the three months ended March 31, 2023, unfavorable changes in non-cash working capital items of $3.6 million consisted primarily of a $4.5 million increase in unbilled revenues, a $1.3 million increase in prepaids, a $0.5 million increase in tax credits receivable, and a $0.4 million decrease in deferred revenues, partially offset by a $2.8 million increase in accounts payable and accrued liabilities and a $0.5 million decrease in accounts receivable and other receivables.
|5

Exhibit 99.1

Fiscal 2024 Results
Revenues amounted to $491.1 million for the twelve months ended March 31, 2024, representing a decrease of $31.6 million, or 6.0%, from $522.7 million for the twelve months ended March 31, 2023. Gross margin decreased by $2.5 million, or 1.6%, to $149.3 million for the twelve months ended March 31, 2024, from $151.8 million for the twelve months ended March 31, 2023. Gross margin as a percentage of revenues increased to 30.4% for the twelve months ended March 31, 2024, from 29.0% for the twelve months ended March 31, 2023, despite annual salary increases which came into effect in the first quarter of this year and a $1.1 million provision on tax credits receivable related to previous periods recorded in the second quarter of this year. Selling, general and administrative expenses totaled $121.6 million for the twelve months ended March 31, 2024, representing a decrease of $4.9 million, or 3.9%, from $126.5 million for the twelve months ended March 31, 2023. Selling, general and administrative expenses as a percentage of revenues amounted to 24.8% for the twelve months ended March 31, 2024, compared to 24.2% for the twelve months ended March 31, 2023. Adjusted EBITDA amounted to $35.5 million for the twelve months ended March 31, 2024, representing a decrease of $0.6 million, or 1.8%, from $36.1 million for the twelve months ended March 31, 2023. Net loss for the twelve months ended March 31, 2024 was $16.7 million, representing a decrease of $13.4 million, from $30.1 million, for the twelve months ended March 31, 2023. Adjusted Net Earnings amounted to $13.6 million for the twelve months ended March 31, 2024, representing a decrease of $1.1 million, or 7.7%, from $14.7 million for the twelve months ended March 31, 2023.

|6

Exhibit 99.1

Strategic Business Plan Outlook
Alithya embarked on a journey to be recognized as the trusted technology advisor of its clients. By the end of fiscal 2027, management believes that our achievement of this new scale and scope would allow us to leverage our industry knowledge, geographic presence, expertise, integrated offerings, and our position on the value chain to target higher value IT segments.
Our strategic process begins with our agile approach to aligning our offerings with the most pressing challenges being experienced within the sectors that we service, and in our ability to continuously reinforce the building blocks of trusted relationships with our clients, our people, our investors, and our partners. To ensure that we remain innovative and relevant, we strive to meet or exceed the expectations of our stakeholders, including optimizing employee experiences, assisting our clients in achieving their missions, and creating greater value for our investors.
More specifically, Alithya has developed a three-year strategic plan outlining objectives for each of our four stakeholder categories, with the primary goals detailed as follows:
•Increasing scale through organic growth and strategic acquisitions:
◦Organic Growth: Alithya aims to achieve between 5 and 10 percent annualized organic growth.
◦Acquisitions: Alithya plans to acquire complementary businesses totaling 150 million dollars of revenues.
◦AI and IP Solutions: Alithya intends to increase the utilization of its AI and intellectual property solutions.
•Providing our investors, partners and stakeholders with long-term growing return on investment:
◦Profitability: Alithya’s Adjusted EBITDA Margin is targeted to increase to within the range of 11 to 13 percent.
◦Smart shoring centers: Alithya aims to deliver an increasing percentage of its business through smart shoring centers.
◦Environmental goal: Alithya endeavours to obtain Carbon Care Certification® (Level 1), and to initiate steps towards achieving carbon neutrality certification (Level 2).
The objectives in our three-year strategic plan, including our organic growth, acquisition, and profitability objectives, are based on our current business plan and strategies and are not intended to be a forecast or a projection of future results. Rather, they are objectives that we seek to achieve from the execution of our strategy over time, and contemplate our historical performance and certain assumptions including but not limited to (i) our ability to execute our growth strategies, (ii) our ability to identify and acquire complementary businesses on accretive terms, and (iii) our estimates and expectations in relation to future economic and business conditions and other factors.
|7

Exhibit 99.1

Forward-Looking Statements
This press release contains statements that may constitute “forward-looking information”, "forward-looking statements" or "financial outlook" within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to maintain and develop our business, including by broadening the scope of our service offerings, by leveraging artificial intelligence ("AI"), our geographic presence, our expertise, and our integrated offerings, and by entering into new contracts and penetrating new markets; (iv) our strategy, future operations, and prospects, including our expectations regarding future revenue resulting from bookings and backlog and providing stakeholders with long-term growing return on investment; (v) our ability to service our debt and raise additional capital; (vi) our estimates regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to identify suitable acquisition targets and realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) our ability to balance, meet and exceed the needs of our stakeholders.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya’s Management's Discussion and Analysis for the year ended March 31, 2024, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
|8

Exhibit 99.1

Non-IFRS and Other Financial Measures
This press release includes certain measures which have not been prepared in accordance with IFRS and other financial measures. Adjusted Net Earnings, Adjusted Net Earnings per Share, EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures and Bookings, Book-to-Bill Ratio, Backlog, Gross Margin as a Percentage of Revenues and Selling, General and Administrative as a Percentage of Revenues are other financial measures used in this press release. These measures are provided as additional information to complement IFRS measures by providing further understanding of Alithya's results of operations from management's perspective. They do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. They are used to provide investors with additional insight into Alithya's operating performance and thus highlight trends in Alithya's business that may not otherwise be apparent when relying solely on IFRS measures. Additional details for these non-IFRS and other financial measures can be found in section 5, “Non-IFRS and Other Financial Measures”, of Alithya’s MD&A for the year ended March 31, 2024, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, and are incorporated by reference in this press release, which includes explanations of the composition and usefulness of these non-IFRS financial measures and non-IFRS ratios.
The following table reconciles net earnings (loss) to Adjusted Net Earnings:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2024	2023	2024	2023
	$	$	$	$
Net earnings (loss)	2,298	(19,993)	(16,660)	(30,097)
Business acquisition, integration and reorganization costs	(1,414)	12,166	3,384	18,079
Amortization of intangibles	4,795	8,693	23,095	27,497
Share-based compensation	1,226	2,951	6,257	8,112
Impairment of property and equipment and right-of-use assets and loss on lease termination	139	2,758	1,462	2,758
Income tax related to deferred tax asset recognized on purchase price allocation	—	—	—	(6,026)
Income tax expense related to above items	(989)	(1,574)	(3,930)	(5,581)
Adjusted Net Earnings (1)(2)	6,055	5,001	13,608	14,742
Basic and diluted earnings (loss) per share	0.02	(0.21)	(0.17)	(0.32)
Adjusted Net Earnings per Share (1)(2)	0.06	0.05	0.14	0.16

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the year ended March 31, 2024, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
(2) Figures for the year ended March 31, 2024 reflect adjustments for certain changes to the calculations and assumptions.

|9

Exhibit 99.1

The following table reconciles net earnings (loss) to EBITDA and Adjusted EBITDA:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2024	2023	2024	2023
	$	$	$	$
Revenues	120,540	136,224	491,125	522,701
Net earnings (loss)	2,298	(19,993)	(16,660)	(30,097)
Net financial expenses	2,262	2,577	11,857	9,335
Income tax (recovery) expense	(257)	(506)	61	(6,257)
Depreciation	1,303	1,721	5,913	6,536
Amortization of intangibles	4,795	8,693	23,095	27,497
EBITDA (1)	10,401	(7,508)	24,266	7,014
EBITDA Margin (1)	8.6%	(5.5)%	4.9%	1.3%
Adjusted for:
Foreign exchange loss	152	96	102	159
Share-based compensation	1,226	2,951	6,257	8,112
Business acquisition, integration and reorganization costs	(1,414)	12,166	3,384	18,079
Impairment of property and equipment and right-of-use assets and loss on lease termination	139	2,758	1,462	2,758
Adjusted EBITDA (1)	10,504	10,463	35,471	36,122
Adjusted EBITDA Margin (1)	8.7%	7.7%	7.2%	6.9%

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the year ended March 31, 2024, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

|10

Exhibit 99.1

Conference Call
Alithya will hold a conference call to discuss these results on June 13, 2024, at 9:00 AM Eastern Time. Interested parties can join the call by dialing 1-800-836-8184, or via webcast at https://app.webinar.net/1dvQP97bezw. A replay will be made available until June 20, 2024 (conference replay information: 1-888-660-6345, 33267#).
About Alithya
Empowered by the passion and enthusiasm of a talented global workforce, Alithya is positioned on the crest of the digital wave as a trusted advisor in strategy and digital technology services. Transforming the world one digital step at a time, Alithya leverages collective intelligence and expertise to develop practical IT solutions tailored to complex business challenges. As shared stewards of its clients' success, Alithya accompanies them through the full cycle of their digital evolutions, paving new roads to the future of their businesses.
Living up to its name, meaning truth, Alithya embraces a business model that avoids industry buzzwords and technical jargon to deliver straight talk provided by collaborative teams focused on three main pillars: strategic consulting, enterprise transformation, and business enablement.
With two gender parity certifications obtained in Canada and the United States, and in pursuit of indigenous relations and carbon neutral certifications, Alithya strives to balance its desire to do the right thing with its commitment to doing things right.
Source:
Benjamin Cerantola
Director of Communications
benjamin.cerantola@alithya.com

Note to readers: Alithya's audited annual consolidated financial statements and notes thereto, Management’s Discussion and Analysis, and Annual Report on Form 40-F for the year ended March 31, 2024 are available on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.
|11